UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 10, 2002

Petróleo Brasileiro S.A. - PETROBRAS (Brazilian Petroleum Corporation - PETROBRAS)
(Translation of registrant's name into English)

Avenida República do Chile, 65, 20035-900 - Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
No. 82-4153

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signe on its behalf by the undersigned, thereunto duly authorized.

Petróleo Brasileiro S.A. - PETROBRAS
(Registrant)

Date: May 10, 2002

By: [signature]

Name: Luciana Bastos de Freitas Rachid
Title: Executive Manager

PETRÓLEO BRASILEIRO S.A.
PETROBRAS

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Publicly Traded Company
CNPJ/MF No. 33.000.167/0001-01
NIRE No. 33300032061

Relevant Fact

In accordance with Instruction No. 358, issued by the *Comissão de Valores Mobiliários* – CVM, or the Brazilian Securities Commission, on January 3, 2002, Petróleo Brasileiro S.A. – Petrobras has announced that its Board of Directors today approved the proposed filing of a shelf registration statement with the U.S. Securities and Exchange Commission, or the SEC, to issue securities in an aggregate principal amount of up to US$8 billion, during the next 24 months. This shelf registration, a common procedure among companies of the same size, will be used to register prospective offerings proposed to occur within a two-year period, thereby minimizing the documentation required for each offering and providing Petrobras with greater flexibility to access the international capital markets.

The Company has stated that the volume of the prospective offerings will be consistent with the capital expenditures of Petrobras in the near future and within the financial leverage limits established in its strategic plan.

In contemplation of these objectives, Petrobras' Board of Directors also approved today a proposal to Petrobras' extraordinary general shareholders' meeting to authorize the issuance of convertible debentures and other securities convertible into preferred shares issued by the Company, to be sold through a public offering in the Brazilian and international markets, in an aggregate principal amount of up to R$2,500,000,000.00 (two billion and five-hundred million reais). The conversion ratio and other conditions shall be determined at the general shareholders' meeting.

The results of the extraordinary general shareholders' meeting will be timely published by Petrobras in accordance with the applicable Law.

Rio de Janeiro, May 10, 2002.

Signed by

João P. Nogueira Batista
Financial and Investor Relations Officer
This press release does not constitute an offer to buy or sell any securities